EXHIBIT 33



February 3, 1998
                                    VIA FACSIMILE & FEDERAL EXPRESS
                                    -------------------------------
Mr. William A. Ackman
Mr. David P. Berkowitz
Gotham Partners, L.P.
110 East 42nd Street, 18th Floor
New York, NY 10017

Gentlemen:

As you are aware, the Clinton budget proposal has already had a dramatic impact on paired share REITs and certainly has the potential to alter any plans either of us might have had for First Union. As Chairman, I am concerned that our shareholders have seen the value of their First Union holdings negatively impacted since the beginning of the year. According to newspaper accounts, the publicity generated in connection with last year's takeover battle involving Starwood and ITT contributed to a climate of controversy where negative points of view regarding the paired share provision found their way into the media and now into proposed tax policy.

Recognizing that some of the extraordinary opportunities available to First Union may be eliminated in the next few months, we have very little time to make investments that will be advantageous by utilizing our structure.

While I don't intend to comment on the merits of your intended proxy fight, it is obvious that it will be time consuming and costly to both of us and only serve to distract us as the window of opportunity closes. The relevance of a proxy contest and its attendant litigation pales next to our mutual concern about shareholder values.

I believe that we should meet to determine if our concerns regarding the budget proposal merit our working together in the brief time remaining, and if all of the shareholders' interests might best be addressed by cooperation rather than protracted and costly litigation. I have asked our attorneys to postpone further filings to give us a chance to meet, and look forward to hearing from you tomorrow afternoon, no later than 5:00 p.m. Otherwise, I must assume that our present course is your preference.

Very truly yours,

/s/ James C. Mastandrea
James C. Mastandrea
Chairman and Chief Executive Officer